Filed Pursuant to Rule 424(b)(3)
Registration No. 333-200617

NORTHSTAR/RXR NEW YORK METRO REAL ESTATE, INC.
SUPPLEMENT NO. 4 DATED JUNE 29, 2016
TO THE PROSPECTUS DATED APRIL 29, 2016

This Supplement No. 4 supplements, and should be read in conjunction with, our prospectus dated April 29, 2016, as supplemented by Supplement No. 3 dated June 14, 2016, Supplement No. 2 dated May 26, 2016 and Supplement No. 1 dated May 11, 2016. Defined terms used in this Supplement shall have the meaning given to them in the prospectus unless the context otherwise requires. The purpose of this Supplement No. 4 is to disclose:

•	the status of our initial public offering;

•	the renewal of our advisory agreement; and

•	the re-election of our directors.

Status of Our Initial Public Offering

We commenced our initial public offering of $2.0 billion in shares of common stock on February 9, 2015, of which up to $1.8 billion in Class A and Class T shares are being offered pursuant to our primary offering and up to $200 million in shares are being offered pursuant to our distribution reinvestment plan, or DRP. We refer to our primary offering and our DRP collectively as our offering.

As of June 28, 2016, we received and accepted subscriptions in our offering for 0.27 million shares, or $2.5 million, comprised of $2.3 million in Class A shares and $0.2 million in Class T shares, including 0.16 million shares, or $1.5 million, sold to NorthStar Realty and 0.05 million shares, or $0.5 million, sold to an affiliate of RXR. As of June 28, 2016, approximately $2.0 billion in shares remained available for sale pursuant to our offering. Our primary offering is expected to terminate on February 9, 2017, unless extended by our board of directors as permitted under applicable law and regulations.

Renewal of Advisory Agreement
The advisory agreement between our company, our operating partnership, our advisor and NSAM, our co-sponsor, was renewed by our board of directors through June 30, 2017 upon terms identical to those of the agreement in effect through June 30, 2016.

The sub-advisory agreement automatically renews on an annual basis unless otherwise terminated in accordance with its terms.

Re-election of Directors
At our 2016 annual meeting of stockholders held on June 23, 2016, all directors nominated by our board of directors were re-elected to serve until the 2017 annual meeting of stockholders and until their respective successors are duly elected and qualified. NorthStar Realty and RXR, as the sole stockholders as of the record date for our 2016 annual meeting of stockholders, delivered a unanimous written consent to us providing for the re-election of Daniel R. Gilbert, Scott H. Rechler, Dianne Hurley, Lawrence J. Waldman and Winston W. Wilson for an additional one-year term. There were no votes against or withheld and there were no abstentions or broker non-votes.

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